August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (203) 755-5539

James C. Smith
Chief Executive Officer
Webster Financial Corp.
Webster Plaza,
Waterbury, CT 06702

> **Re: Webster Financial Corp.**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 01-31486**

Dear Mr. Smith:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors, page 11

1. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

2. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Compensation Discussion and Analysis, page 15

3. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers and the reasons for the differences in policies. Refer to Section II.B.1 of Commission Release No. 33-8732A. It appears that your Chief Executive Officer is compensated at a much higher level that the rest of the named executive officers. Revise your disclosure to provide a more detailed discussion of how and why the compensation of your CEO differs from the compensation of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Benchmarking, page 16

4. Revise your disclosure to discuss how the Committee used the "third-party compensation survey data" provided by Mercer. In particular, please discuss whether this survey data supplemented or added to the Committee's analysis of Webster's compensation compared to the peer group mentioned in this section. If the Committee used the survey data to support its analysis of the competitiveness Webster's compensation, please discuss the components of the compensation surveys used for this purpose. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Compensation, page 16

5. Revise your disclosure to discuss how the Committee determined that the 3.5% merit increases were appropriate. Were these increases made in response to added responsibilities required of the named executives, or was it in response to changes in the compensation levels of your peer group? The Compensation Discussion and Analysis must analyze the reasons for material changes in

compensation. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

6. Revise your disclosure to provide a quantitative discussion of the terms of the necessary targets or performance objectives, either financial or non-financial, that the named executive officers must achieve in order to earn their incentive compensation for 2006 or 2007. Revise your disclosure to discuss the specific items of company performance, such as those relating to net income per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).

7. To the extent that you believe that it is appropriate to omit specific targets, provide the staff with your analysis supporting your determination that the targets were confidential because the disclosure of the targets would expose Webster Financial to competitive harm. Furthermore, if you omit disclosure because of its confidential nature, you must provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Furthermore, revise your disclosure to provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

8. You indicate that individual performance was a significant factor that the Committee considered in setting the compensation of Messrs. Savage and McBriar. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.   See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

9. On page 18 you disclose that Webster Financial did not reach the target level of performance. You also disclose that the Committee exercised its discretion to adjust the calculation of financial performance in order to allow the officers to receive awards at 75% of the targeted level. In discussing the reasons for the Committee's use of discretion, you mention a number of factors that the Committee considered. Revise your disclosure to discuss how each of the factors mentioned in your disclosure impacted the Committee's determination to adjust the performance measures and how the committee determined the appropriate

amount of adjustment to the performance measurements. Please refer to Item 402(b)(1)(v and vi) and Item 402(b)(2)(vi) of Regulation S-K.

Long Term Incentive Compensation; Performance Shares, page 20

10. As noted in the comments above, the Compensation Discussion and Analysis must discuss the target performance required in order for an executive to earn a particular level of compensation. Revise this section to define total shareholder return. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

Perquisites, page 23

11. Revise this section to discuss how the Committee determined that the perquisites were consistent with the compensation program and why the company pays this particular element of compensation. Please refer to Item 402(b)(1)(iv and vi) of Regulation S-K.

Summary Compensation Table, page 24

12. Revise to disclose the assumptions used to value the stock awards. Please refer to the instruction for Item 402(c)(2)(v) & (vi) of Regulation S-K.

Potential Payments Upon Change in Control, page 33

13. You disclose various termination and change in control arrangements which impact amounts paid to your named executive officers in the event that their employment with Webster Financial is terminated. Revise the Compensation Discussion and Analysis as well as this section, to describe and explain how the Committee determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in your Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships, page 37

14. To the extent that the second paragraph of the "Compensation Committee Interlocks and Insider Participation" section was intended to comply with Instruction 4(c) of Item 404(a), revise the representation to clarify that the loans were made on the same terms, including interest rates, as those available to other

person *not related to the bank.*

15. Revise your discussion regarding the approval process for related party transactions to describe the requirements for transactions which require board approval. Please see Item 404(b) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel